---------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)
                        ---------------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 298-5000
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)

                                 Copies to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x ]   third-party tender offer subject to Rule 14d-1.
     [  ]   issuer tender offer subject to Rule 13e-4.
     [  ]   going-private transaction subject to Rule 13e-3.
     [  ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




          This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000 (the "Schedule TO") filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork") and Fleet Boston Corporation, a Rhode Island corporation relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus which was annexed to the Schedule TO as Exhibit (a)(1).

          North Fork has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal, which were annexed to the Schedule TO as Exhibits
(a)(1) and (a)(2).


ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented as follows:

         On March 23, 2000, North Fork issued a press release announcing that it has extended the expiration date of the Offer to 12:00 midnight, New York City time, on Wednesday, May 31, 2000. As of 12:00 midnight, New York City time, on Wednesday, March 22, 2000, no shares of Dime common stock had been tendered in the Offer.

         The press release also announced that Dime filed a lawsuit against North Fork and its directors in the United States District Court for the Eastern District of New York alleging claims under the federal securities laws based on what Dime believes are material misstatements and omissions in the proxy solicitation and exchange offer materials filed by North Fork with the Securities and Exchange Commission. Dime's claim seeks injunctive and other relief. North Fork believes that Dime's claims are without merit and intends to contest the action vigorously.

         A copy of the press release is filed herewith as Exhibit (a)(12) and the information set forth in the press release is incorporated herein by reference.


ITEM 12.  EXHIBITS.

          Item 12 is hereby amended and supplemented as follows:

(a)(12)   Text of press release issued by North Fork, dated March 23, 2000.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement relating to it is true, complete and correct.

Dated: March 23, 2000

                              NORTH FORK BANCORPORATION, INC.


                              By: /s/ Daniel M. Healy
                                  -------------------------------
                                  Name:  Daniel M. Healy
                                  Title: Executive Vice President and
                                         Chief Financial Officer



                               EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(12)           Text of press release issued by North Fork, dated
                  March 23, 2000.